

February 24, 2023

Carlos Moreira
Chief Executive Officer
SEALSQ Corp
Avenue Louis-Casaï 58
1216 Cointrin, Switzerland

> **Re: SEALSQ Corp**
> **Registration Statement on Form F-1**
> **Filed February 10, 2023**
> **File No. 333-269710**

Dear Carlos Moreira:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed February 10, 2023

General

1. We note your response to prior comment 27. Based on your response, it is not clear why you believe the transaction does not constitute a secondary offering of SEALSQ securities by WISeKey International Holding AG. In this instance, because WISeKey is deemed to be the reseller of 100% of SEALSQ securities, we believe WISeKey is serving as a conduit for the public distribution of SEALSQ securities and should therefore be identified as a statutory underwriter under Section 2(a)(11) of the Securities Act. Please revise the registration statement or tell us why WISeKey should not be identified as a selling shareholder and as an underwriter.

Unaudited Pro Forma Condensed Combined Financial Information, page 53

2.   We note your presentation of the capitalization tables on pages 60 and 61 which set forth SEALSQ's consolidated capitalization as of June 30, 2022, and after the recapitalization under common control. In this regard, please tell us the purpose of the capitalization tables in Note 4 and how the presentation differs from the amounts presented in the shareholders' equity section on your unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2022 on page 55. Please consider removing as the presentation is confusing and duplicative.

Introduction, page 54

3.   We note the revised disclosure in response to prior comment 12. Please further revise to remove the references to "directly attributable" and "factually supportable" as they are no longer included in Article 11.

Note 4. Transaction Accounting Adjustments and Autonomous Entity Adjustments
Adjustment (a), page 59

4.   The disclosures on page 60 do not appear to agree with the information presented in SEALSQ Corp's historical balance sheet as of June 30, 2022 on page 55. Please revise to resolve these inconsistencies or provide a reconciliation in the disclosure.

Adjustment (e), page 61

5.   We note from your disclosure on page 133 that Class F Shareholders have dividend right and will be paid five times greater than the amount paid to Ordinary Shareholders. Please explain why you did not reflect the Class F Shares in your pro forma earnings per share calculation. In this regard, please tell us your consideration for applying the two-class method in your calculation. Refer to ASC 260-10-45.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 64

6.   We note the revised disclosure in the Material Contracts section in response to prior comment 19. Please also revise to include this information in the Liquidity and Capital Resources section of the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Business Overview, page 86

7.   We note your response to prior comment 20. Please revise the description of your business throughout the registration statement to clarify, if true, that the NFTs and blockchain technology used by your customers has not been developed by you and that you only provide your customers the ability to create and maintain a secure link between an object and its NFT. For example, you state that "our semiconductors, when placed on any object, securely issue NFTs," "SEALSQ uses a unique method to secure semiconductors designed by the Company through cutting-edge authentication processes combined with identity blockchain and post-quantum technology" and make multiple references to the Casper blockchain. Please also provide a detailed explanation of how your products function, the process by which a customer that purchases SEALSQ semiconductors issues a NFT and creates and maintains a secure link between an object and its NFT. Provide illustrative examples as appropriate. Furthermore, revise your disclosure to describe the blockchain technology supported by your products and the risks and challenges related to your customers' reliance on blockchain technology that you did not develop.

Index to Consolidated Financial Statements, page F-1

8.   We note your response to prior comment 25 regarding the application of the business combination related shell company definition to SEALSQ Corp. Your response indicates SEALSQ Corp was formed solely for the purpose of completing a business combination transaction among one or more entities other than the shell company and that one of the entities is Wisekey Semiconductors SAS. Please clarify the entities that are combining in the business combination transaction, as it appears Wisekey Semiconductors KK and Wisekey Semiconductors are already subsidiaries of Wisekey Semiconductors SAS. If SEALSQ Corp is not a business combination related shell company, then file audited financial statements of SEALSQ Corp.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles at (202) 551-3587 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Herman H. Raspé